July 21, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Sir and/or Madam,

The AXM Pharma, Inc. (the “Company”) acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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The staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Your truly,

By: /s/ Wei-Shi Wang

Wei-Shi Wang

Chief Executive Officer